[redacted]

05010889

BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. 82-5222

Mondsee, 22.8. 2005

SUPPL

BWT AG
Rule 12g3-2(b) File No. 82-5222

The enclosed Shareholder's Information for the 1st half year 2005 is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

PROCESSED
SEP 0 1 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2005
WASH, D.C. 198 SECTION

<u>Enclosure:</u>
1 Copy of the Shareholder's Information for the 1st half year 2005

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer


SEPTRON® 3000


AQA
POWER
CHECK SYSTEM
IN OPERATION

2005

SHAREHOLDER-INFORMATION for the 1st half year

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

Shareholder structure


YSRO
31.6 %
Free float
49.5 %
BWT-Trust
18.9 %

The BWT share	2004	2003
Share category	Bearer shares	Bearer shares
Number of shares (in 1,000)	17,833.5	17,833.5
Free float	49.5 %	49.5 %
Trading volume (in € million)	268	164
Unit sales (in 1,000)	13,387	14,372
Average unit sales/day	53,547	58,186
Dividend per share (in €)	0.27	0.24
Earnings per share (in €)	0.94	0.43
Cash flow per share (in €)	2.05	1.61
Performance		
High (in €)	27.84	14.84
Low (in €)	15.25	8.60
Closing price (in €)	27.84	14.79
P/E (closing price) (in €)	30	34
Market capitalization (in € million)	496	264

Important capital market information on the BWT share:

Financial calendar 2005:

2004 Annual Results	8 April 2005
Annual General Meeting	20 May 2005
Ex-dividend date	25 May 2005
Dividend payment date	30 May 2005
Letter to Shareholders I/2005	13 May 2005
Letter to Shareholders II/2005	05 Aug. 2005
Letter to Shareholders III/2005	11 Nov. 2005

Vienna:

ISIN:	AT0000737705
Reuters Code:	BWTV.VI
Bloomberg Ticker:	BWT AV
Specialist:	Bank Austria Creditanstalt AG
Max. Spread:	1 %
Min. Size:	1,100 Stk.
Market Maker:	Erste Bank AG
	Raiffeisen Centrobank AG

New York:

Bank of New York
American Depositary
Receipt (ADR) Level 1

Ratio:	1 ADR = 1 Aktie
Exchange:	OTC
Symbol:	BWTAY

BWT generates significant earnings growth in first half-year "CHRIST" industrial segment posts earnings

BWT – the Best Water Technology Group – can report a satisfactory increase in earnings in the first half of the 2005 financial year. The Aqua Systems Technologies segment (AST) made a particular contribution to this. After three years, the positive order situation has brought the BWT industrial segment back into positive territory. Following the comprehensive reorientation of this segment, it has now been turned around, thereby creating the basis for it to be spun off as intended and, at the same time, floated in Vienna under the name "CWT – CHRIST WATER TECHNOLOGY".

Sales: € 245.9 million, +1.3 % y.o.y.

Consolidated BWT Group sales rose in the first half of 2005 as against the previous year from € 242.7 million to € 245.9 million (+1.3 %). The Aqua Ecolife Technologies segment grew by 0.8 % to € 159.4 million, the Aqua Systems Technologies industrial segment by 3.5 % to € 86.1 million and the Fuel Cell Membrane Technologies segment generated sales of € 0.4 million (PY: € 1.4 million). In the second quarter, sales totaled € 132.6 million (PY: € 129.4 million), thereby rising by 2.5 % as against 2004.


Aqua Ecolife Technologies (AET)
159.4
(64.8 %)
Fuel Cell Membrane Technologies (FCMT)
0.4
(0.2 %)
Aqua Systems Technologies (AST)
86.1
(35.0 %)

Segment	1st half of 2005	1st half of 2004	+/- %
Aqua Ecolife Technologies (AET)	159.4	158.1	+0.8 %
Aqua Systems Technologies (AST)	86.1	83.2	+3.5 %
Fuel Cell Membrane Technologies (FCMT)	0.4	1.4	-71.4 %
Total	**245.9**	**242.7**	**+1.3 %**

The slight increase in sales in the AET segment was primarily driven by HOH in Denmark as well as Christ Aqua Ecolife in Switzerland, while the sales results in Austria and Eastern Europe declined slightly. The servicing and spare parts business once again produced above-average growth – its € 32.4 million accounted for 20.3 % of AET servicing sales, up 12.2 % on the previous year.

Aqua Systems Technologies (AST) with industrial and municipal drinking, process and waste water treatment plants profited from a substantial expansion of its servicing and spare parts volume in the first six months of the 2005 financial year. This accounted for 15 % (PY: 12 %) of sales in this segment, an increase of around 30 %. Municipal Aqua Engineering business also posted above-average growth, gaining major orders in the Arabic and Eastern European regions. The high investments of 2003/2004 in expanding the international presence now also seem to be bearing fruit, with 36 % of sales in the AST segment already generated in Asia and 12 % in the rest of the world.

Sales in the Fuel Cell Membrane Technologies segment (FCMT), which are largely defined by single orders and therefore prone to strong fluctuations, amounted to € 0.4 million (PY: € 1.4 million) in the first six months.

Order book level: € 157.8 million, +14.8 % y.o.y.

Order intake: € 280.1 million, +1.7 % y.o.y.

Further positive business development in 2005 is particularly secure in the industrial segment: as at June 30, 2005, the order book for the BWT Group amounted to € 157.8 million and has therefore risen by almost 15 % as against the same date of the previous year. Order intake increased by 1.7 % to € 280.1 million.

While the order book in the AET segment declined from € 50.0 million to € 39.7 million, in the AST segment this value increased from € 86.7 million by more than 36 % to € 118.1 million. In the period from January to June 2005, incoming orders in industrial and municipal business rose by 15 % as against 2004 to € 116.4 million. This is all the

more remarkable as last year the segment received a major order for a new microchip plant in Dresden, which this year had to be compensated for with "normal orders". Growth in municipal business stood out as particularly strong, with significant new orders received in Dubai and Eastern Europe.

EBIT € 17.7 million, +8.8 % y.o.y.

As a result of the earnings in the AST segment – the first positive result in this segment since 2002 – as well as the improved financial earnings and reduced income tax charges as against the first six months of the previous year, the BWT Group achieved significantly improved consolidated earnings. At € 12.2 million, the pervious year's figure of € 8.7 million was outperformed by 39.4 %. EBIT rose by 8.8 % – driven largely by the turnaround in the AST segment – and accounted for 7.2 % of sales (PY: 6.7 %). In the first half-year, the AET segment achieved an EBIT margin of 10.9 % and the AST segment one of 0.7 %. In the second quarter, margins of 11.5 and 2.6 % were achieved in the AET and AST segments respectively. Thanks to the reduced use of materials in the FCMT segment, the EBIT loss was reduced from € 0.5 million in the previous year to € 0.3 million.

EBIT development by business segment :

EBIT in € million	1st half year 2005	1st half year 2004	+/- %
Aqua Ecolife Technologies (AET)	17.364	17.633	-1.5 %
Aqua Systems Technologies (AST)	0.622	-0.914	
Fuel Cell Membrane Technologies (FCMT)	-0.318	-0,453	+29.8 %
Aqua Finance (AFI)	0.051	0.023	+121.7 %
Total	**17.719**	**16.289**	**+8.8 %**

Allowing for inventory changes, the cost of materials was practically constant as against the previous year at 46.7 % of sales (46.8 %), staff costs increased from € 71.3 million to € 74.9 million € (+5.1 %), whereas depreciation and amortization (as goodwill amortization no longer applies) and the net total of other operating expenses and income were both down. Thus, in the first half-year, consolidated EBIT was at 7.2 % (PY: 6.7 %) and 8.1 % (PY: 7.4 %) in the second quarter.

Consolidated earnings € 12.2 million, +39.4% y.o.y.

The increase in financial earnings was due to a fall in interest expense of € 0.2 million and an improved result of financial investments by 15.3 % to minus € 0.7 million. Earnings before taxes were € 17.0 million, 12 % higher than in the first half-year of 2004 (€ 15.2 million). The consolidated tax rate declined to 27.4 %, primarily as a result of the reduction in Austrian corporation tax, which allowed earnings after taxes to rise to € 12.4 million, up 39.1 % on the previous year's figure of € 8.9 million. Consolidated earnings after minorities increased by 39.4 % to € 12.2 million, earnings per share were € 0.68 (PY: € 0.49).

Cash flow from the result € 17.1 million (PY: € 15.6 million)

The rise in consolidated earnings increased the cash flow from the result from € 15.6 million by 10 % to € 17.1 million in the first six months. Year-on-year, however, working capital rose more strongly as against the end of the previous year, particularly as a result of extended operations in the industrial segment, which reduced the cash flow from operations from € 9.1 million to minus € 1.0 million. With an approximately equal level of investment activity and the payment of a 12.5 % higher dividend of € 4.8 million, net debt therefore rose from € 78.9 million to € 86.0 million. However, thanks to the increased Group equity (€ 144.7 million as against € 129.5 million in June of the previous year), gearing declined slightly in spite of this from 60.9 % to 59.5 %.

Investments in tangible assets € 4.6 million (PY: € 3.5 million)

Investments in tangible and intangible assets rose by € 1.1 million to € 4.6 million year-on-year. This increase was generated by the AET segment, while - at € 0.8 million - the AST segment invested virtually the same as in the previous year.

Number of employees 2,837 (PY: 2,696)

Overall, the number of employees in the BWT Group rose by 141 people year-on-year from 2,696 to 2,837 as at June 30. As against the end of the previous year (2,780) the increase was 57 people. 1,999 people (PY: 1,939) were employed in the AET segment, 821 (PY: 743) in the AST segment and 17 (PY: 14) in the FCMT segment. The rise in staff numbers in the AET segment relates largely to the expansion of servicing activities, while the focus in the AST segment was on the further internationalization of operations (Asia, South Africa and USA).

Outlook

The results for the first half of 2005 confirm the planning of the Management Board for 2005. The BWT Group in its current form is anticipating slight growth in sales to more than € 500 million (PY: € 488 million) for 2005 as a whole, as well as strong earnings growth, achieving consolidated earnings of more than € 20 million after € 16.8 million in 2004.

Spin-off of the AST segment preserving the share capital structure – IPO as "CWT"

On June 27, 2005, the BWT Management Board and the Management Board of CHRIST signed the spin-off agreement, firing the starting shot for hiving off Christ Water Technology AG with its industrial and municipal business of Aqua Systems Technologies (AST). Subject to the approval of the spin-off by the Annual General Meetings of BWT AG and Christ Water Technology AG, the objective of this is that Christ Water Technology AG manages the segment as an independent company in the future under the globally renowned "CHRIST" brand and notes it on the Vienna Stock Exchange alongside BWT. If this spin-off is successfully implemented, BWT AG shareholders will receive a free CWT share for each share held in BWT in order that BWT AG shareholders will maintain all the shares of Christ Water Technology AG after implementation of the spin-off.

The hiving off of CHRIST will mark a milestone in the company history of BWT/CHRIST, and create the foundations for profitable and dynamic growth on the different "Industry" and "Household Technology" markets. By each focusing on their respective market segment and selectively leveraging their resources as well as the capital market, both CHRIST (Industry) and BWT (Household Technology) will play a leading role on the water market, which is defined by consolidation. According to current planning, all legal steps required for the transaction and the IPO of CWT will most probably be completed by early November 2005.

The separation will allow for the distinct development of the two segments on a stand-alone basis



Christ
BWT
Focused on industrial clients and large *municipalities*
Global business platform with strong Asian footprint
Strong growth profile in Asia
Markets/customers
Focused on private households, individual *homes and commercial clients with* standardised products
European business platform and European market leader
Strong growth in hygiene and health applications and in Eastern European markets
Leading global supplier for fuel cell membrane technology
Tailor-made equipment solutions
Turn-key approach
Modular designed components
Technology/products
Standardised products manufactured in serial production
Christ umbrella brand name has an excellent worldwide reputation
Brand
Several brands (BWT, Cillit, Permo, HOH) with excellent European reputation

BWT Management has decided to prepare for a demerger and aim for a separate listing of the Christ business on the Vienna Stock Exchange. The listed company shall be called CWT AG ("Christ Water Technology AG").

Structuring of the demerger

According to the structuring of the demerger BWT AG shareholders will receive one CWT AG share in addition to each BWT AG share they own



Pre demerger (status quo)
BWT shareholders
~17.8m BWT shares
BWT AG
CWT AG
Christ entities
AET entities
FCMT entities
Post demerger
BWT shareholders
~17.8m CWT shares[1]
~17.8m BWT shares
CWT AG
BWT AG
Christ entities
AET entities
FCMT entities

Source: BWT
Note
1 After implementation of the already decided recapitalization of CWT from the company's own resources

The members of the Management Board of BWT and of CWT would be delighted if you, the shareholders, would continue to support our two companies and profit from our expansion, the excellent market position and the growth prospects offered by the global water and water treatment market.

Mondsee, August 2005

The management board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Consolidated profit and loss account for the 1st half year

in € 1000's	1st half year 2005 Amount	%	1st half year 2004 Amount	%	+/- %
SALES	245,936.5	100.0	242,697.9	100.0	1.3
Other operating income	2,802.9	1.1	2,010.5	0.8	39.4
Changes in inventory of finished and unfinished products	1,167.4	0.5	1,845.7	0.8	-36.8
Other capitalised labour, overheads and material	1,731.5	0.7	312.5	0.1	454.1
Costs of materials	-115,918.6	-47.1	-115,434.7	-47.6	0.4
Personnel costs	-74,922.4	-30.5	-71,320.3	-29.4	5.1
Depreciations	-5,226.2	-2.1	-6,994.0	-2.9	-25.3
Other operating expenses	-37,851.7	-15.4	-36,828.9	-15.2	2.8
RESULTS FROM OPERATING ACTIVITIES	17,719.4	7.2	16,288.7	6.7	8.8
Financial result	-1,138.9	-0.5	-1,345.1	-0.6	-15.3
Income from group companies	438.3	0.2	249.8	0.1	75.5
EARNINGS BEFORE TAX	17,018.8	6.9	15,193.4	6.3	12.0
Taxes on income	-4,657.3	-1.9	-6,309.4	-2.6	-26.2
EARNINGS AFTER TAX	12,361.5	5.0	8,884.0	3.7	39.1
Income from minority shareholders	-177.8	-0.1	-144.2	-0.1	23.3
RESULTS FROM ORDINARY BUSINESS ACTIVITIES	12,183.7	5,0	8,739.8	3.6	39.4
CONSOLIDATED EARNINGS	12,183.7	5,0	8.739.8	3.6	39.4
Earnings per share (in €)	0.68		0.49		39.4
Average number of outstanding shares	17,833,500		17,833,500		

Segment results for the 1st half year

in € 1000's	1st half year 2005 Sales	EBIT	%	1st half year 2004 Sales	EBIT	%
Aqua Ecolife Technologies	159,450	17,364	10.9	158,123	17,633	11.2
Aqua Systems Technologies	86,088	622	0.7	83,151	-914	-1.1
Fuel Cell Membrane Technologies	399	-318	x	1.424	-453	x
Aqua Finance		51	x	0	23	x
BWT-Group	**245,937**	**17,719**	**7.2**	**242,698**	**16,289**	**6.7**

Consolidated profit and loss account for the 2nd quarter

in € 1000's	2nd quarter 2005 Amount	%	2nd quarter 2004 Amount	%	+/- %
SALES	132,604.6	100.0	129,418.0	100.0	2.5
Other operating income	1,606.7	1.2	1,096.7	0.8	46.5
Changes in inventory of finished and unfinished products	603.4	0.5	433.3	0.3	39.3
Other capitalised labour, overheads and material	1,656.7	1.2	144.0	0.1	1,050.5
Costs of materials	-64,866.9	-48.9	-62,821.6	-48.5	3.3
Personnel costs	-38,335.8	-28.9	-36,356.8	-28.1	5.4
Depreciations	-2,670.7	-2.0	-3,505.6	-2.7	-23.8
Other operating expenses	-19,861.9	-15.0	-18,838.1	-14.6	5.4
RESULTS FROM OPERATING ACTIVITIES	10,736.1	8.1	9,569.9	7.4	12.2
Financial result	-578.7	-0.4	-698.3	-0.5	-17.1
Income from group companies	345.8	0.3	213.9	0.2	61.7
EARNINGS BEFORE TAX	10,503.2	7.9	9,085.5	7.0	15.6
Taxes on income	-2,556.2	-1.9	-4,040.4	-3.1	-36.7
EARNINGS AFTER TAX	7,947.0	6.0	5,045.1	3.9	57.5
Income from minority shareholders	-128.3	-0.1	-98.1	-0.1	30.8
RESULTS FROM ORDINARY BUSINESS ACTIVITIES	7,818.7	5.9	4,947.0	3.8	58.0
Earnings per share (in €)	0.44		0.28		58.0
Average number of outstanding shares	17,833,500		17,833,500		

Segment results for the 2nd quarter

in € 1000's	2nd quarter 2005 Sales	EBIT	%	2nd quarter 2004 Sales	EBIT	%
Aqua Ecolife Technologies	83,204	9,533	11.5	83,438	10,285	12.3
Aqua Systems Technologies	49,130	1,274	2,6	45,318	-454	-1.0
Fuel Cell Membrane Technologies	271	-119	x	662	-261	x
Aqua Finance	0	48	x	0	0	x
BWT-Group	**132,605**	**10,736**	**8.1**	**129,418**	**9,570**	**7.4**

Consolidated balance sheet

in € 1000's	As at 30.06.2005	As at 31.12.2004
ASSETS		
Goodwill from consolidation	43,380.8	43,304.6
Other intangible assets	13,856.9	13,175.0
Tangible assets	73,232.3	73,609.3
Financial assets	7,028.4	7,143.5
Fixed assets	137,498.4	137,232.4
Receivables	6,283.7	6,417.7
Deferred taxes	8,081.8	7,781.4
Long-term assets	151,863.9	151,431.5
Inventories	53,086.2	53,383.0
Receivables	169,513.6	141,600.9
Liquid funds	16,006.0	20,982.5
Deferred taxes and prepaid expenses	8,884.0	7,626.3
Current assets	247,489.8	223,592.7
TOTAL ASSETS	**399,353.7**	**375,024.2**

in € 1000's	As at 30.06.2005	As at 31.12.2004
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	110,456.4	103,114.9
Difference from currency translation	-705.7	-548.1
Equity	144,680.0	137,496.1
Minority interests	1,358.9	1,274.9
Group equity	146,038.9	138,771.0
Provisions for severance payments and pensions	25,078.6	25,306.5
Provisions for deferred taxes	2,955.8	3,836.4
Other accruals	2,542.0	2,791.6
Interest-bearing financial liabilities	39,138.8	40,623.3
Other liabilities	1,348.4	1,492.2
Long-term liabilities	71,063.6	74,050.0
Provisions for taxes	5,449.0	4,027.4
Other accruals	32,746.5	33,373.3
Interest-bearing financial liabilities	62,894.3	55,102.8
Trade liabilities	36,394.3	35,181.7
Other liabilities	43,566.4	32,992.7
Deferred income	1,200.7	1,525.3
Short-term liabilities	182,251.2	162,203.2
TOTAL LIABILITIES	**399,353.7**	**375,024.2**

Group Cash flow

in € 1000's	1st half year 2005	1st half year 2004
Liquid funds as of 1 January 2005	20,982.5	16,327.7
Cash flow from result	17,056.9	15,612.3
± Changes in working capital	-18,057.5	-6,492.3
Cash flow from operating activities	-1,000.6	9,120.0
Cash flow from investment activities	-5,367.1	-5,558.5
Cash flow from financing activities	1,548.8	-4,750.2
Other (currency changes etc.)	-157.6	722.2
Liquid funds as of 30 June 2005	16,006.0	15,861.2

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Currency translation differences	Total
As of 31 December 2003	17,833.5	17,095.8	90,431.2	-1,056.6	124,303.9
Consolidated earnings	0.0	0.0	16.843,1	0.0	16,843.1
Dividend payment	0.0	0.0	-4.280,1	0.0	-4,280.1
Currency translation	0.0	0,0	0,0	508,5	508.5
Capital increase	0.0	0.0	0.0	0.0	0.0
Receivables from minority interests	0.0	0.0	120,7	0.0	120.7
As of 30 June 2004	17,833.5	17,095.8	103,114.9	-548.1	137,496.1

in € 1000's	Share capital	Capital reserve	Retained earnings	Difference from currency translation	Total
As of 31 December 2004	17,833.5	17,095.8	103,114.9	-548.1	137,496.1
Consolidated earnings	0.0	0.0	12,183.7	0.0	12,183.7
Dividend payment	0.0	0.0	-4,815.0	0.0	-4,815.0
Currency translation	0.0	0.0	0.0	-157.6	-157.6
Capital increase	0.0	0,0	0.0	0.0	0,0
Receivables from minority interests	0.0	0.0	-27.2	0.0	-27.2
As of 30 June 2005	17,833.5	17,095.8	110,456.4	-705.7	144,680.0

Financial Calendar 2005:

Letter to Shareholders III/2005 11 November 2005

Informations and inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel. +43/6232/5011-0
Fax +43/6232/5011-1191
E-Mail: investor.relations@bwt.at

www.bwt-group.com